

August 28, 2014

Via E-mail
Mr. Nicholas Hotchkin
Chief Financial Officer
Weight Watchers International, Inc.
675 Avenue of the Americas
6th Floor
New York, NY 10010

> **Re: Weight Watchers International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **File No. 1-16769**
> **Filed February 26, 2014**

Dear Mr. Hotchkin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 28, 2013

Note 4. Franchise Rights Acquired, Goodwill and Other Intangible Assets, page F-15

1.   We note that you acquired $65.2 million of franchise rights during the year. It appears that you have included the reacquired franchise rights with indefinite-lived franchise rights acquired in prior years. Please tell us how you considered the guidance in ASC 350-30-35-2 which requires reacquired rights recognized as intangible assets to be amortized over the remaining contractual period of the contract in which the right was granted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director